61




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549



                                    FORM ll-K



                                  ANNUAL REPORT



                        Pursuant to Section l5(d) of the
                         Securities Exchange Act of 1934



                    For the fiscal year ended March 31, 1994



               Full title of the Plan and the address of the Plan,
                if different from that of the issuer named below:



                       The Quaker Stock Bonus Savings Plan



Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                              The Quaker Oats Company
                              P.O. Box 049001
                              Chicago, Illinois 60604-9001


Item 1.    See Item 4.

Item 2.    See Item 4.

Item 3.   See Item 4.

Item 4.   Financial Statements and Exhibits

     (a)  Financial Statements

          The Quaker Stock Bonus Savings Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), and the report of Washington, Pittman & McKeever, independent public accountants, as prepared in accordance with the financial reporting requirements of ERISA is attached hereto and incorporated into this report.

     (b)  Exhibit

          Consent of Independent Public Accountants -
          Washington, Pittman & McKeever.



                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              The Quaker Stock Bonus Savings Plan
                                       (Name of Plan)



                              ROBERT C. PENZKOVER
                              (Robert C. Penzkover)
                              Director-Employee Benefits


                              DENNIS M. CORRY
                              (Dennis M. Corry)
                              Manager-Benefit Plans


                              MELANIE PHEATT
                              (Melanie Pheatt)
                              Manager-Employee Benefits


Date: September 26, 1994


                    Exhibit Index

Exhibit                                      Paper (P) or
Number              Description              Electronic (E)

  (a)               The Quaker Stock Bonus        E
                    Savings Plan Financial
                    Statements as of
                    March 31, 1994 and 1993

  (b)               Consent of Independent        E
                    Public Accountants


Exhibit (a)











                             THE QUAKER OATS COMPANY

                       THE QUAKER STOCK BONUS SAVINGS PLAN

                              FINANCIAL STATEMENTS

                          AS OF MARCH 31, 1994 AND 1993

                   TOGETHER WITH INDEPENDENT AUDITORS' REPORT





























Washington, Pittman & McKeever
Certified Public Accountants
819 South Wabash Avenue
Suite 600
Chicago, Illinois 60605



                          INDEPENDENT AUDITORS' REPORT


To The Plan Committee of The Quaker Stock Bonus Savings Plan
  THE QUAKER OATS COMPANY

We have audited the accompanying Statements of Net Assets Available for Benefits of THE QUAKER STOCK BONUS SAVINGS PLAN (the "Plan") as of March 31, 1994 and March 31, 1993, and the related Statement of Changes in Net Assets Available for Benefits for the year ended March 31, 1994. These financial statements are the responsibility of the Plan's administrators. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of March 31, 1994 and March 31, 1993, and the changes in its net assets for the year ended March 31, 1994 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of 1994 Investment Transactions in Excess of 5% of the
Beginning Plan Assets is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                         WASHINGTON, PITTMAN & McKEEVER

Chicago, Illinois
July 8, 1994

                                        1




                             THE QUAKER OATS COMPANY

                       THE QUAKER STOCK BONUS SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                              AS OF MARCH 31, 1994

                                 (000's omitted)


                                                          Quaker     Short-Term
                                                       Stock     Investment
                                               Total      Fund        Fund

ASSETS
Cash                                         $1,059       $   429     $630
The Quaker Oats Company common stock,
  at market (792,298 shares,
 cost $43,000)                               49,617        49,617      --
Contributions receivable - Employer              71            71      --
                         - Employee              87            62      25
Dividends and interest receivable               418           416       2

          Total assets                       51,252        50,595     657

LIABILITIES

Payable for Quaker stock purchased              303           303      --
Liability to terminated participants            394           386       8

          Total liabilities                     697           689       8

NET ASSETS                                  $50,555       $49,906     $649










                       See Notes to Financial Statements.





                                        2
                             THE QUAKER OATS COMPANY

                       THE QUAKER STOCK BONUS SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                              AS OF MARCH 31, 1993

                                 (000's omitted)

                                                       Quaker     Short-Term
                                                       Stock      Investment
                                            Total       Fund         Fund

ASSETS
Cash                                      $  640     $   281         $ 359
The Quaker Oats Company common stock,
  at market (672,011 shares,
 cost $34,600)                            45,025      45,025           --
Contributions receivable - Employer           56          56            --
                         - Employee          194         179            15
Dividends and interest receivable            323         322            1

          Total assets                    46,238      45,863           375

LIABILITIES

Payable for Quaker stock purchased           181         181            --
Liability to terminated participants         605         593            12

          Total liabilities                  786         774            12

NET ASSETS                               $45,452     $45,089        $  363










                       See Notes to Financial Statements.





                                        3






                             THE QUAKER OATS COMPANY

                       THE QUAKER STOCK BONUS SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                        FOR THE YEAR ENDED MARCH 31, 1994

                                 (000's omitted)

                                                      Quaker     Short-term
                                                       Stock     Investment
                                            Total       Fund        Fund

Investment Income:
  Dividends                               $  1,521   $  1,521        $   --
  Interest                                      24          9            15

          Total investment income            1,545      1,530            15

Realized gain on The Quaker Oats
  Company common stock                         190        190            --

Unrealized loss on The Quaker Oats
  Company common stock                      (3,807)   (3,807)            --

Employee contributions                       6,872      6,526           346

Employer contributions                       3,439      3,439            --

Contributions from other plans                 194        179            15

Distributions to employees                  (3,426)   (3,334)           (92)

Interfund and interplan transfers               96         94             2

Increase in net assets during
  the period                                 5,103      4,817           286


Net assets at beginning of period           45,452     45,089           363

Net assets at end of period               $ 50,555   $ 49,906        $  649


                       See Notes to Financial Statements.




                                        4
                             THE QUAKER OATS COMPANY

                       THE QUAKER STOCK BONUS SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                          AS OF MARCH 31, 1994 and 1993

                                 (000's omitted)



NOTE 1 - THE QUAKER STOCK BONUS SAVINGS PLAN

The Quaker Stock Bonus Savings Plan (the "Plan") was adopted by The Quaker Oats Company (the "Company") on July 10, 1985, and became effective January 1, 1986.

The Plan covers all employees of the Company who are included in a group designated by the Board of Directors or the Executive Committee and have completed one year of service prior to January 1, 1986. Other designated employees of the Company are eligible to participate in the Plan on the first day of the month following the date on which they complete one year of service.

Effective January 1993, the Plan was amended to allow participants to contribute one to ten percent of their earnings, depending upon their location, in whole percentage increments to the Plan before Federal and most state withholding taxes are computed. Additionally, the amendment allows participants a monthly option to change their investment election. Participants can elect to invest their contribution in either the Quaker Stock Fund or the Short-Term Investment Fund. The Company contributes an additional 50% of the participants' contributions to the Quaker Stock Fund to a maximum of 2% of the participants' contributions. Participants have a monthly option to change their investment election and an annual option to transfer all or a portion of their monies they have accumulated in the Short-Term Investment Fund to the Quaker Stock Fund in multiples of 25%. Participants who are at least 59 1/2 or who become totally and permanently disabled also have an annual option to transfer the money they have invested in the Quaker Stock Fund to the Short-Term Investment Fund in multiples of 25%.

The Plan also allows a participant to contribute to the Plan any portion of a pretax distribution received from other qualified plans when the contribution qualifies as a tax-free roll-over to the Plan pursuant to either Section 402(a)(5)or Section 408(d)(3)of the Internal Revenue Code.

Effective January 1993, employees may elect to deposit excess funds from The Quaker Flex Plan to the Plan.

Effective April 1, 1994, the Plan year end was changed from March 31 to June 30. This change will result in a three-month stub period from April 1, 1994 to June 30, 1994.

                             THE QUAKER OATS COMPANY

                       THE QUAKER STOCK BONUS SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                          AS OF MARCH 31, 1994 AND 1993

                                 (000's omitted)



NOTE 1 - THE QUAKER STOCK BONUS SAVINGS PLAN (Continued)

Generally, all contributions are not subject to Federal income taxes until distributed to the participant or his/her beneficiary.

If a participant's employment with the Company is terminated, the Plan will distribute his/her account balance to him/her or his/her beneficiary. A participant under age 55 at the time of termination of employment may elect to defer a lump-sum distribution or the start of installment payments until age 65. A participant age 55 or older may elect to defer a lump-sum distribution or the start of installment payments until the participant attains the age 70 1/2. If a participant terminates during a Plan year, has attained age 65 on or before his/her termination date and no distribution or deferral election is received by April 29 following the Plan year in which termination occurred, an automatic lump-sum distribution will be made. A participant may elect in writing to receive a distribution in one of the following ways: (a) in a lump sum; (b) in a partial distribution; or (c) in approximately equal yearly installments over a chosen period. The period chosen, however, must be no longer than his/her life expectancy when distributions begin as determined by Internal Revenue Service (IRS) regulations. If the distribution is made through installment payments, the participant's remaining account balance will continue to be adjusted for investment gains or losses. If a participant's account value is $3,500 or less, an automatic lump-sum distribution will be made if no distribution election is made before the earlier of: (a) one year from the date of termination; or (b) July 29th following the Plan year in which termination occurred.

A participant may request in writing to receive all or a portion of his/her account if he/she is at least 59 1/2 years of age or if he/she is totally and permanently disabled as determined by the Company with the advice of a medical doctor. Additionally, a participant may receive, at the Company's discretion, all or a portion of his/her account (excluding any amounts that have been invested in the Quaker Stock Fund for less than two full Plan years after the year in which they were invested) in the event of a hardship. "Hardship" means when funds are required for purchasing or making capital expenditures for a primary residence, financing the post-secondary education of a participant or his/her family or alleviating an immediate and substantial financial hardship.

                             THE QUAKER OATS COMPANY

                       THE QUAKER STOCK BONUS SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                          AS OF MARCH 31, 1994 AND 1993

                                 (000's omitted)




NOTE 1 - THE QUAKER STOCK BONUS SAVINGS PLAN (Continued)

The Plan may be terminated at any time by an action by the Board of Directors of the Company. In the event of termination of the Plan, the value of the accounts determined as of the effective date of such termination shall be paid to the participants, former participants or their beneficiaries.

The Company currently pays all administrative expenses incurred by the Plan except brokerage fees.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation

Investments are included in the accompanying Statements of Net Assets Available for Benefits at fair market value. Fair market value is based on published market prices.

Security purchases and sales, including related gains and losses, are recognized on the transaction trade date. Realized gains and losses from security transactions are computed by determining the cost of securities sold on an average cost basis.

Interest income is recorded when earned and dividend income is recorded as of the record date.

                             THE QUAKER OATS COMPANY

                       THE QUAKER STOCK BONUS SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                          AS OF MARCH 31, 1994 AND 1993

                                 (000's omitted)




NOTE 3 - INCOME TAXES

The Plan obtained its latest determination letter on August 13, 1987, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan tax counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and tax-exempt as of March 31, l994. To comply with the Tax Reform Act of 1986, the Plan administrator applied for a new tax determination letter on June 30, 1994.

NOTE 4 - SCHEDULES

Schedules I, II, III and IV, as required by Line 22a of Form 5500, are omitted because they are not applicable or because the required information is included in the financial statements or notes thereto. Schedule V is included as a supplementary schedule.

NOTE 5 - CURRENT VALUE GAINS (LOSSES)

The net realized and unrealized gains (losses) based on the "Current Value" reporting requirements of the Department of Labor and the IRS instructions for Form 5500 are as follows:


                                              Year Ended
                                           March 31, 1994


Net realized gains on investments              $     10

Net unrealized (losses) on investments          (3,627)

Net depreciation in fair value of
investments                                    $ (3,617)

                             THE QUAKER OATS COMPANY

                       THE QUAKER STOCK BONUS SAVINGS PLAN

            SCHEDULE OF 1994 INVESTMENT TRANSACTIONS IN EXCESS OF 5%
                                                                      Schedule V
                          OF THE BEGINNING PLAN ASSETS


                          *Purchase                   Cost/       Value
                              and                 Proceeds of      of                Net
                          Sale Price     Expense      Asset       Asset             Gain

Description

Quaker Stock Fund -
  The Quaker Oats Company
   common stock
   130,860 shares bought
    in 55 transactions       $68.368     $6,543    $8,946,636   $8,946,636
- ----

Quaker Stock Fund -
  The Quaker Oats Company
   common stock
   225 shares sold
    on July 9, 1993          $73.948     $12       $16,638      $16,650           $4,903







              * Represents transactions at average purchase price.